August 12, 2025

Trisha Gosser
Chief Financial Officer
Gannett Co., Inc.
175 Sully's Trail, Suite 203
Pittsford, NY 14534

        Re: Gannett Co., Inc.
            Form 10-K for the Year Ended December 31, 2024
            Form 10-Q for the Quarter Ended June 30, 2025
            Response Letter Dated July 30, 2025
            File No. 001-36097
Dear Trisha Gosser:

       We have reviewed your July 30, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 16,
2025 letter.

Response Dated July 30, 2025
Form 10-Q for the Quarter Ended June 30, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Total Adjusted EBITDA to Net income (loss) attributable to Gannett, page
35

1. We note from your response to our prior comment 1, that you will revise your segment information presentation included in the Use of Non-GAAP Information section in your quarterly earnings press releases to align with your financial reporting in the Form 10-Q and specifically, remove the presentation of net income by segment and continue to focus on Adjusted EBITDA as the key performance measure. However, we note that your disclosure on page 35 of MD&A in your Form
10-Q for
       the period ended June 30, 2025, which serves as the table reconciling consolidated
 August 12, 2025
Page 2

      Adjusted EBITDA to net income attributable to Gannett, begins with the non-GAAP
      Adjusted EBITDA amounts, rather than the GAAP amount of net income.
Please
      note that to avoid giving undue prominence to the non-GAAP financial measures, the reconciliation should begin with the GAAP measure of net income attributable to
      Gannett. See guidance in Question 102.10(b) of the SEC Staff's Compliance and
      Disclosure Interpretations on Non-GAAP Financial Measures. Your disclosure in
      Table 5 on page 11 of your earnings release on Form 8-K should be similarly revised. Please note that the reconciliation needs to only reconcile consolidated
      Adjusted EBITDA, as each segment Adjusted EBITDA measure when presented separately, is not considered a non-GAAP measure. However, disclosing a total of the
      segment Adjusted EBITDA measures outside the audited financial statements, would make that amount a non-GAAP measure and it would need to be accompanied by the disclosures required by Item 10(e) of Regulation SK.
       Please contact Claire Erlanger at 202-551-3301 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing